UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Athersys, Inc.
(Name of Issuer)
Common Stock, par value US$0.001 per share
(Title of Class of Securities)
0474L106
(CUSIP Number)
HEALIOS K.K.
World Trade Center Bldg. 15F
2-4-1 Hamamatsucho
Minato-ku, Tokyo 105-6115, Japan
Attn: General Manager of Financing
and Accounting Division

Kenton King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Kenji Taneda, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 37th Floor 1-6-1, Roppongi, Minato-ku Tokyo 106-6037, Japan +81-3-3568-2626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 18, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0474L106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEALIOS K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
________________________
(1)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tadahisa Kagimoto(2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,310,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,310,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN
________________________
(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)	Based on 197,699,500 shares of Common Stock outstanding as of November 5, 2020, as reported on the Issuer’s most recent filing on Form 10-Q.

CUSIP No. 0474L106	13D	Page 4 of 6 Pages

Explanatory Note:
This Amendment No. 6 to Schedule 13D (this “Sixth Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”), Amendment No. 4 to the Initial Statement, as filed with the SEC on May 15, 2020 (the “Fourth Amendment”) and Amendment No. 5 to the Initial Statement, as filed with the SEC on November 13, 2020 (the “Fifth Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and this Sixth Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Mr. Hardy TS Kagimoto, M.D. objects to the process that led to the Athersys board’s recent appointment of three new directors. The process is an example, among many, of the corporate governance deficiencies that Healios referred to in the Fifth Amendment.

Mr. Kagimoto was excluded from the process of recruiting, interviewing and evaluating the suitability of the new directors. Despite his request, he was not provided the opportunity to speak with any of the new directors prior to Athersys’ announcement of their appointment to the board. In addition, he made several other reasonable requests to the board that the board did not accommodate prior to the Issuer’s announcement. For instance, Mr. Kagimoto requested information regarding any prior relationships or dealings among the new director candidates and members of the board or management. Likewise, Mr. Kagimoto requested information regarding the process that led to the decision to expand the board and offer these three candidates a seat on the board, what criteria were used in selecting candidates, other candidates that were considered and any background or reference checks that were performed. The board provided no responses to any of these reasonable requests that any well-functioning board would provide to a director.

In light of the long history during which each incumbent director except for Mr. Kagimoto served together on the board for terms ranging from 10 to 25 years at the time the appointment of the new directors was approved, the directors’ close relationships with management, the directors’ long-standing failure to hold management accountable, the directors’ lack of alignment with shareholder interests and numerous issues that arise from the poor corporate governance at the Issuer, the process that resulted in the appointment of these new directors calls into question their objectivity.

These events are part of a pattern of the Athersys board to systematically exclude Mr. Kagimoto from major board processes and decisions. The Athersys board and management have justified this exclusionary practice based on a spurious notion that because Healios is a commercial partner with commercial rights and obligations, it has a conflict of interest that applies broadly to board deliberations and activities. While Healios acknowledges that, as a commercial partner, certain topics such as negotiations between Healios and Athersys may present a conflict of interest and as the CEO of Healios, Mr. Kagimoto is willing to recuse himself from board deliberations that involve a direct conflict of interest, Healios strongly objects to the broad exclusionary practices of the board on matters that do not involve a conflict of interest and are central to the board’s exercise of its fiduciary obligations and oversight responsibilities.

CUSIP No. 0474L106	13D	Page 5 of 6 Pages

Mr. Kagimoto is the only current member of the board that directly or indirectly owns any meaningful amount of Athersys shares other than shares that were granted to directors from the Issuer. Mr. Kagimoto believes that the board’s and management’s conduct and performance over many years demonstrate a lack of respect and alignment with shareholder interests. Mr. Kagimoto has informed the board of the need to improve its corporate governance, fulfill its fiduciary duties on behalf of shareholders and more effectively perform its oversight responsibilities over management. Instead of responding constructively to Mr. Kagimoto’s efforts to have the board improve its corporate governance and management oversight, the board has sought to exclude Mr. Kagimoto from major processes and decisions culminating in the recent announcement of the three new directors with whom Mr. Kagimoto was never even given the opportunity to speak.

Mr. Kagimoto looks forward to speaking with the new directors for the first time when he is finally introduced to them and will continue to try to help the board improve its corporate governance and fulfill its fiduciary responsibilities to shareholders. While Mr. Kagimoto intends to work constructively with the new directors despite the flawed process that led to their appointment, he believes that more meaningful changes in board composition and process will be necessary for the Issuer to be effectively governed in the best interests of the Issuer and all shareholders.

Mr. Kagimoto reiterates his belief that MultiStem has significant potential to improve outcomes for patients suffering from stroke and ARDS, but significant improvements in corporate governance and operational execution are necessary for the Issuer to achieve its full potential.

Healios may change its intention with respect to any and all matters referred to in Item 4. Healios intends to review its investment in the Issuer on an ongoing basis and may from time to time in the future express its views to and/or meet with management, the board, other stockholders or third parties, including, potential partners, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 18, 2020
HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
	Name:	Hardy TS Kagimoto
	Title:	Chairman & CEO

HARDY TS KAGIMOTO

By:	/s/ Hardy TS Kagimoto